SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Appointment of Egg CEO

Date: 13 October 2006



PRUDENTIAL PLC ANNOUNCES THE APPOINTMENT OF IAN KERR AS CHIEF EXECUTIVE OF EGG


The Board of Prudential plc ("Prudential") announces the appointment of Ian Kerr as Chief Executive of Egg.

Ian Kerr, who was previously Chief Executive Retail Banking for Halifax Bank of Scotland plc, will join Prudential in November 2006.

Ian was appointed Group Services Director of HBOS in 2001, before being promoted to Chief Executive Retail Banking in 2004. He was previously Chief Executive of Birmingham Midshires.

Nick Prettejohn, Chief Executive, Prudential UK, said:

"Ian's background and experience mean that he is very well-suited to lead the business through its next stage of development and help deliver the integration between Egg and our UK insurance business. Ian has extensive experience in retail banking and we are delighted to welcome him to the Group.

"I would also like to thank Mark for the very significant contribution he has made to Egg over the years. We wish him all the best in his new role."

Ian Kerr said:

"I am delighted to be joining Prudential at this exciting time in the Group's development, and I look forward to working with the team. Egg is a leading brand and my challenge is to drive its profitable growth while exploiting its significant value as part of Prudential's broader customer and distribution strategy."


                                    - ENDS -

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Enquiries:

Media                                         Investors/Analysts
Jon Bunn                  020 7548 3559       James Matthews     020 7548 3561
William Baldwin-Charles   020 7548 3719


Notes to Editor:


1. About Ian Kerr, Chief Executive, Egg.

Mr Ian Kerr was previously Chief Executive of UK Retail Banking at HBOS plc, a position he held since 2004. Previously, he was Group Services Director of HBOS. Ian was Chief Executive of Birmingham Midshires when it was acquired by the Halifax Group in 1999 and had been with the company since 1989.


Ian is a fellow of the Chartered Association of Certified Accountants, is a member of the Institute of Directors and is a Member of Visa Board Europe.


2. About Prudential


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP238 billion in assets under management, as at 30 June 2006. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 13 October 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations